Exhibit 99.1

JA Solar Announces Receipt of “Going Private” Proposal at US$9.69 Per ADS or US$1.938 Per Ordinary Share

Shanghai, China, June 5, 2015 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter dated June 5, 2015 from Mr. Baofang Jin, its Chairman and Chief Executive Officer, and Jinglong Group Co., Ltd., a British Virgin Islands company of which Mr. Baofang Jin is the sole director (collectively, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group in a going private transaction for US$9.69 per American Depositary Share (“ADS”, each ADS representing five ordinary shares) or US$1.938 per ordinary share in cash, subject to certain conditions. A copy of the proposal letter is attached hereto as Exhibit A.

The Board intends to form a special committee consisting of independent directors to consider this proposal. The Company cautions its shareholders and others considering trading in its securities that the Board just received the non-binding proposal and has not made any decisions with respect thereto. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583 7526

Email: victor.kuo@icrinc.com

Exhibit A

June 5, 2015

The Board of Directors

JA Solar Holdings Co., Ltd.

No. 36, Jiang Chang San Road

Zhabei, Shanghai 200436

The People’s Republic of China

Dear Sirs:

I, Baofang Jin, Chairman and Chief Executive Officer of JA Solar Holdings Co., Ltd. (the “Company”), together with Jinglong Group Co., Ltd., a British Virgin Islands company of which I am the sole director (together, “we” or the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the “Shares”) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”).  The Buyer Group currently beneficially owns approximately 15.6% of the Shares of the Company.

We believe that our proposal of US$1.938 in cash per Share, or US$9.69 in cash per American Depositary share of the Company (“ADS”, each representing 5 Shares), will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 20% to the Company’s closing price on June 4, 2015.

The terms and conditions upon which the Buyer Group is prepared to pursue the Acquisition are set forth below.  We are confident that we can consummate the Acquisition as outlined in this letter.

1.  Buyer.  We intend to form an acquisition vehicle for the purpose of implementing the Acquisition.  The Acquisition will be in the form of a merger of the Company with the acquisition vehicle.

2.  Purchase Price.  Our proposed consideration payable for the Shares acquired in the Acquisition will be US$1.938 per Share, or US$9.69 per ADS, in cash.

3.  Financing.  We intend to finance the Acquisition with a combination of debt and equity capital, and expect definitive commitments for the required debt and equity funding, subject to terms and conditions set forth therein, to be in place when the Definitive Agreement (as defined below) are signed.

4.  Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the board of directors of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.  Definitive Agreements.  We have engaged Skadden, Arps, Slate, Meagher & Flom LLP as the Buyer Group’s U.S. legal counsel.  We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transactions of this type.

6.  Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares the Buyer Group does not already own, and that we do not intend to sell our stake in the Company to a third party.

7.  Confidentiality.   We will, as required by law, promptly file a Schedule 13D to disclose this letter.  We are sure you will agree with us that it is in all of our interests to ensure that we proceed our discussions with respect to the Acquisition in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

8.  No Binding Commitment.  This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, we would like to express our commitment to working together with you to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.  We look forward to speaking with you.

Sincerely,

By:	/s/ Baofang Jin
Baofang Jin

Jinglong Group Co., Ltd.

By:	/s/ Baofang Jin
Name: Baofang Jin
Title: Sole Director